Board of Management

Vedior

RECEIVED

2005 MAY 10 A 9:

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

05007844

Amsterdam, 28 April 2005

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

enclosure

Vedior
where people matter

Amsterdam, The Netherlands

Positive trends continue into first quarter 2005

For release at 7.00am on 28 April 2005

Zach Miles, Vedior's Chief Executive, said: "We are pleased that our results this quarter have clearly benefited from our strategic focus on professional/executive recruitment.

The positive business trends we experienced towards the end of 2004 have continued largely unchanged into the first quarter of 2005. The benefit of good organic sales growth and cost control has more than offset the continuing price pressure experienced in several markets, resulting in increased profitability.

Comparisons this quarter need to take into account an additional week's trading which had been gained in 2004 by a number of our businesses adjusting their financial reporting in line with year end, as well as the impact of an early Easter in 2005. The actual and organic change in sales and operating income for our major regions and sectors is set out in detail on page 6 of this media release."

HIGHLIGHTS FOR THE FIRST QUARTER

- Sales up organically by 11% to €1,539 million
- Operating income up organically by 22% to €38 million
  - Strong increases in profitability in the US, Netherlands and Belgium
- Professional/executive recruitment sales up 18% organically led by IT recruitment sales growth of 34%
- Permanent placement fees up 14% organically
- Operating costs reduced as a percentage of sales to 15.0% on an organic basis despite increased investments in people and offices
- Net income per share improved to €0.12 (2004: €0.10, or €0.07 adjusted for the number of business days)
- Net debt decreased by 8% to €496 million (2004: €542 million)

N.B. Organic growth is measured by excluding the impact of currency effects and acquisitions/disposals, and adjusting for the number of business days (see page 5 for a full explanation on the impact of business days).

Q1 2005 Financial Performance

Sales

Sales increased 4% (organic increase: 11% after adjustment for the number of business days including the extra week in Q1 2004) to €1,539 million from €1,477 million in the same quarter in 2004. Currency fluctuations decreased sales by 1%. Permanent placement increased 14% organically and now represents 2.3% of sales compared to 2.1% of sales in Q1 2004.

Vedior
where people matter

Professional/executive recruitment sales increased by 18% organically with notable performances from the IT, engineering and accounting recruitment sectors. IT recruitment sales grew by 34% organically with the strongest growth in the UK followed by France and the US. Growth in engineering was driven mainly by the UK and France, and in the accounting segment by the US and France. Traditional recruitment grew organically by 8% with the strongest growth achieved by the US, followed by the Netherlands and UK.

Gross Margin

Gross margin was 17.4% compared to 17.9% in Q1 2004. Gross margin has been affected by a combination of pricing pressure, business mix and currency effects. The pricing pressure, which is continuing in several markets, accounts for 25 basis points of the decline in our gross margin.

Operating Costs

Operating efficiency continues to be a focus as sales increase. Operating costs were 7% higher on an organic basis at €230 million reflecting increases in personnel costs driven by sales growth as well as investment in new offices. However, on an organic basis operating costs as a percentage of sales improved to 15.0% from 15.6% in Q1 2004.

Operating Income

Operating income (before interest and tax) was €38 million, a 22% organic increase from Q1 2004. On an organic basis, our conversion ratio (operating income divided by gross profit) increased from 12.7% in Q1 2004 to 14.3%. Currency fluctuations decreased operating income by 2%.

Net income and earnings per share

Net income increased 15% to €21 million from €17 million in the first quarter of last year. Earnings per share were €0.12, a 20% increase from €0.10 in Q1 2004 (or €0.07 adjusted for the number of business days).

Net Debt and Cash Flow

Net debt decreased to €496 million, a €46 million reduction compared to the first quarter of 2004. Cash flow from operating activities was €35 million compared to €60 million in 2004 due to additional working capital requirements to finance sales growth and tax paid from the disposal of Niscom in 2004.

Q1 2005 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 5% compared to Q1 2004, the same organic increase recorded in Q4 2004.
- Operating income improved organically by 8%.
- Most sectors grew positively with the exception of healthcare and automotive
- Professional/executive recruitment achieved overall organic sales growth of 10% compared to Q1 2004, including organic sales growth of 26% in IT recruitment and 23% in accounting recruitment.

United Kingdom

- Strong sales growth continues with organic growth of 21% over Q1 2004.
- Operating income increased organically by 8% impacted by both pricing pressure and business mix.
    - During this quarter, we have increased headcount and launched two new businesses to take advantage of growth opportunities in the UK market.
- Professional/executive recruitment was up 23% compared to Q1 2004 mainly driven by the IT and engineering sectors.
- Decline in Education sales has moderated following a difficult 2004.
- Traditional recruitment sales were up 14% organically.

United States

- Organic sales growth remains high at 25%.
- Very strong increase in organic operating income; up 159%.
- Professional/executive recruitment sales up 25% organically compared to Q1 2004.
- IT and accounting staffing organic sales continue to recover at a high rate of growth.
- Traditional recruitment sales grew organically by 28%.

Netherlands

- Organic sales growth of 12% compared to Q1 2004.
- Operating income increased organically by 108%.
- The professional/executive recruitment market continues to gradually recover with organic sales growth of 6% driven by an improved performance in the IT and accounting sectors.
- Traditional recruitment continues to accelerate as the market recovers, growing by 14% organically this quarter.

Other Countries

- In Belgium, sales grew by 9% organically while operating income improved strongly.
- In Southern Europe, sales improved strongly in Spain and Portugal.
- Australia increased sales by 14% organically with particular growth in the IT, executive and education sectors.
- The Latin American region grew sales by 37% organically with all markets performing well.
- The acquisitions we made last year in Mexico, Poland and India, where Vedior is market leader, continue to expand strongly.
- Other emerging markets also grew strongly, particularly Turkey and Greece.

Business Development

In the UK, two organic start-up operations commenced trading in the first quarter of 2005; Andrew Farr Associates operating in the accounting and finance sector while Supreme Education is a new and innovative initiative for the education recruitment sector.

We continue to actively seek attractive acquisition opportunities and are in discussion with a number of potential candidates in order to further diversify Vedior's business mix and increase the proportion of sales and profitability derived from professional and executive recruitment.

We continue to invest in our business and strengthened our sales activities through the addition of 222 new consultants during the quarter.

Management Outlook

Recent pessimism regarding the global economic outlook continues to limit visibility. A number of recruitment markets appear to be in a "wait and see" mode with clients uncertain and unprepared to extend the rate of hiring beyond current levels. Present trading conditions do not indicate any slowdown in demand within our major markets. While a more robust recovery within the French recruitment market did not materialise in the first quarter of 2005, neither has demand noticeably deteriorated as some commentators feared.

We believe that pricing pressure is partly cyclical in nature and that improved business sentiment will lead to an improved pricing environment. We continue to take steps to improve the operating efficiency of our business and other measures to counter this negative pricing trend.

As the world's leading provider of professional and executive recruitment, Vedior expects to benefit from increasing structural demand and penetration of higher-skilled recruitment sectors.

Vedior
where people matter

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda:

29 April 2005	Annual General Meeting of Shareholders
3 May 2005	Declared ex-payment from reserves
17 May 2005	Publication of stock equivalent for cash payment from reserves
23 May 2005	Distribution from reserves made payable
28 July 2005	Publication second quarter results
27 October 2005	Publication third quarter results
2 February 2006	Publication of annual results 2005

For further information, please contact:

Amsterdam

Zach Miles, Chief Executive +31 (0)20 573 5609

Frits Vervoort, CFO

Jelle Miedema, Company Secretary

London

Michael Berkeley, Citigate Dewe Rogerson +44 (0)20 7638 9571

Patrick Toyne-Sewell, Citigate Dewe Rogerson +44 (0)20 7638 9571

Vedior
where people matter

SELECTED FINANCIAL DATA (UNAUDITED)

	Three months ended 31 March			
€ in millions	2005	2004	change in %	organic growth
Sales	1,539	1,477	4%	11%
Operating income	38	39	-3%	22%
Profit attributable to equity holders Vedior NV	21	17	15%	
Basic earnings per ordinary share (in €)	0.12	0.10	20%	
Average number of shares (in millions)	166.2	164.7		
Net interest bearing assets and liabilities	496	542	-8%	
Operating working capital	463	418		

Basis of presentation

The accompanying condensed interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Until the financial year 2004, Vedior applied accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which principles are described in the 2004 annual report.

The differences between Dutch GAAP and IFRS are included in the 2004 annual report on pages 73 and 74. In addition to the differences mentioned in the annual report, the timing of recognition of costs within the year is in some cases different under IFRS as compared to Dutch GAAP. In the US, certain payroll taxes are capped and under Dutch GAAP these costs were spread evenly throughout the year whereas under IFRS these taxes will be recorded when incurred. In the UK, operating costs of the Education business were allocated against revenues based on school terms under Dutch GAAP whereas under IFRS these costs will also be recorded when incurred. The revised phasing of these costs in 2004 resulted in €1million lower operating income in the first and third quarters and €1million higher operating income in the second and fourth quarters. The impact on operating income for the full year is nil.

Under IFRS, some items are classified differently in the balance sheet as compared to Dutch GAAP. Computer software is classified as an intangible asset under IFRS whereas previously software was included in Property & equipment. Deferred tax assets and liabilities are classified as non-current assets and liabilities under IFRS whereas under Dutch GAAP they were included in Operating working capital. Furthermore, some other non-current liabilities are now disclosed separately in the balance sheet, where previously they were included in long-term borrowings.

The reconciliations between Dutch GAAP and IFRS, as required by IFRS 1 on first-time adoption, are included in the media release on our Q4 2004 results, dated 3 February 2005. The media release can be obtained from our website at www.vedior.com.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recuitment service offered and the geographic region in which the services are delivered. Certain areas within traditional recruitment, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

Organic growth

Organic growth is measured by excluding the impact of currency effects and acquisitions/disposals, and adjusting for the number of business days. Q1 2004 included an additional week's sales and payroll for operating companies billing and processing payroll weekly, to adjust financial reporting in line with year end. This adjustment is necessary once every five to six years. In 2005, the Easter holiday fell in the first quarter where in 2004 this was in the second quarter. The impact of an early Easter varies per operating company. On average, the Group had 3 business days less in Q1 2005.

Vedior
where people matter

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 31 March 2005	2004	change in %	organic growth
By geography				
France	656	637	3%	5%
United Kingdom	219	205	7%	21%
United States [1]	136	122	12%	25%
Netherlands	117	113	3%	12%
Rest of Europe	302	275	10%	11%
Rest of World [1][2]	109	125	-13%	16%
Sales	1,539	1,477	4%	11%
France	13	13	1%	8%
United Kingdom	14	15	-10%	8%
United States	6	3	70%	159%
Netherlands	2	2	43%	108%
Rest of Europe	5	4	6%	22%
Rest of World [2]	4	6	-22%	13%
	44	43		
Corporate expenses	(6)	(4)		
Operating income [3]	38	39	-3%	22%
By sector				
Information Technology [2]	149	155	-4%	34%
Healthcare	98	106	-8%	-
Engineering	93	84	11%	20%
Accounting	65	58	12%	20%
Education	31	37	-18%	-2%
Other sectors	96	71	36%	27%
Professional/Executive	532	511	4%	18%
Traditional	1,007	966	4%	8%
Sales	1,539	1,477	4%	11%
Information Technology [2]	7	5	25%	102%
Healthcare	5	7	-24%	-9%
Engineering	5	4	8%	19%
Accounting	2	2	6%	21%
Education	4	6	-39%	-24%
Other sectors	4	3	47%	45%
Professional/Executive	27	27	-3%	18%
Traditional	17	16	10%	29%
	44	43		
Corporate expenses	(6)	(4)		
Operating income [3]	38	39	-3%	22%

1) From 2005, the sales generated in the US by our Canadian company are reported in the US. The comparative numbers have been adjusted accordingly.

2) Q1 2004 included sales of €33 million and operating income of €1.6 million for Niscom, which was disposed of in September 2004.

3) From 2005, Vedior applies a revised allocation of corporate expenses to the various geographies. As a result, less costs were allocated to the UK (€0.5 million), the US (€0.3 million), Rest of Europe (€0.2 million) and Rest of World (€0.3 million), with corporate expenses increasing by €1.3 million. Organic growth numbers are adjusted for the revised allocation, resulting in a like-for-like comparison.

Vedior
where people matter

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March 2005	2004	change in %	organic growth
Sales	1,539	1,477	4%	11%
Cost of sales	(1,271)	(1,213)		
Gross profit	268	264	2%	9%
Operating expenses	(230)	(225)	2%	7%
Operating income	38	39	-3%	22%
Finance costs	(7)	(10)		
Profit before tax	31	29		
Income tax expense	(9)	(10)		
Profit for the period	22	19	7%	
Attributable to:				
Equity holders of Vedior NV	21	17	15%	
Minority interests	1	2		
Profit for the period	22	19		
Basic earnings per ordinary share*	0.12	0.10	20%	
Diluted earnings per ordinary share*	0.12	0.10		

* after payment on preference shares

Operating expenses	2005	2004
Employee benefit costs	148	142
Depreciation & amortisation	10	11
Other operating expenses	72	72
	230	225

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 March 2005	2004	
Net profit attributable to equity holders of Vedior NV	21	17	
Payment on preference shares	(1)	(1)	
Net profit attributable to holders of (certificates of) ordinary shares	20	16	
Weighted average number of shares (in millions)	166.2	164.7	
Basic earnings per ordinary share*	0.12	0.10	20%
Diluted earnings per ordinary share*	0.12	0.10	

* after payment on preference shares

Vedior
where people matter

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 March 2005	2004
Cash flow from operating activities		
Operating income	38	39
Adjustments for:		
Depreciation & amortisation	10	11
Other non-cash movements	6	3
Operating cash flow before movement in working capital	54	53
Movement in operating working capital	7	23
Cash generated by operations	61	76
Interest paid	(2)	(4)
Income taxes paid	(24)	(12)
Net cash from operating activities	35	60
Net cash used in investing activities	(8)	(12)
Net cash used in financing activities	(13)	(50)
Net increase/(decrease) in cash	14	(2)
Balance of cash at 1 January	119	137
Effects of foreign exchange rate differences	-	1
Balance of cash at 31 March	133	136
Short-term debt	(113)	(140)
Short-term interest bearing assets and liabilities	20	(4)

Vedior
where people matter

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	31 March 2005	31 December 2004	31 March 2004
Non-current assets			
Intangible assets	843	822	878
Property & equipment	65	68	83
Other non-current assets	118	115	113
	1,026	1,005	1,074
Operating working capital	463	458	418
Short-term interest bearing assets and liabilities	20	(16)	(4)
	1,509	1,447	1,488
Financed by:			
Non-current liabilities			
Long-term borrowings	516	472	538
Provisions	53	56	65
Other non-current liabilities	16	14	11
	585	542	614
Equity			
Share capital	11	11	11
Reserves	892	839	801
Equity attributable to equity holders of Vedior NV	903	850	812
Minority interests	21	55	62
Total equity	924	905	874
	1,509	1,447	1,488

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	31 March 2005	31 December 2004	31 March 2004
Balance as at 1 January	850		759
Profit for the period	21		17
Issue of share capital	6		1
Share based payments	2		1
Exchange rate differences	24		34
Balance as at 31 March	903		812